Exhibit 99.6
NOTICE OF RELIANCE
SECTION 13.4 OF NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS

To : Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Financial and Consumer Services Commission, New Brunswick
Office of the Superintendent of Securities, Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Department of Justice and Public Safety, Financial and Consumer Services Division, Prince Edward Island
Autorité des marchés financiers
Financial and Consumer Affairs Authority of Saskatchewan
Toronto Stock Exchange

Notice is hereby given that Bell Canada relies on the continuous disclosure documents filed by BCE Inc. pursuant to the exemption from the requirements of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) provided in Section 13.4 of NI 51-102.

The continuous disclosure documents of BCE Inc. can be found for viewing in electronic format at www.sedarplus.ca.

Attached to this notice and forming part thereof is the consolidating summary financial information for BCE Inc. as required by Section 13.4 of NI 51-102.

Dated: May 2, 2024

BELL CANADA

By:    (signed)Thierry Chaumont
Name: Thierry Chaumont
Title:    Senior Vice-President,
Controller and Tax

BELL CANADA
UNAUDITED SELECTED SUMMARY FINANCIAL INFORMATION (1)
For the periods ended March 31, 2024 and 2023
(in millions of Canadian dollars)
BCE Inc. fully and unconditionally guarantees the payment obligations of its 100% owned subsidiary Bell Canada under the public debt issued by Bell Canada. Accordingly, the following summary financial information is provided by Bell Canada in compliance with the requirements of section 13.4 of National Instrument 51-102 (Continuous Disclosure Obligations) providing for an exemption for certain credit support issuers. The tables below contain selected summary financial information for (i) BCE Inc. (as credit supporter), (ii) Bell Canada (as credit support issuer) on a consolidated basis, (iii) BCE Inc.’s subsidiaries, other than Bell Canada, on a combined basis, (iv) consolidating adjustments, and (v) BCE Inc. and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information for BCE Inc. and Bell Canada and all other subsidiaries is intended to provide investors with meaningful and comparable financial information about BCE Inc. and its subsidiaries. This summary financial information should be read in conjunction with BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2023 and the unaudited consolidated interim financial report for the three months ended March 31, 2024.

For the periods ended March 31:
	BCE INC. (“CREDIT SUPPORTER”) (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Operating revenues	—	—	6,011	6,054	—	—	—	—	6,011	6,054
Net earnings from continuing
operations attributable
to owners	449	771	437	758	46	47	(483)	(805)	449	771
Net earnings attributable
to owners	449	771	437	758	46	47	(483)	(805)	449	771

As at March 31, 2024 and December 31, 2023, respectively:
	BCE INC. (“CREDIT SUPPORTER”) (2)		BELL CANADA CONSOLIDATED (“CREDIT SUPPORT ISSUER”)		SUBSIDIARIES OF BCE INC. OTHER THAN BELL CANADA (3)		CONSOLIDATING ADJUSTMENTS (4)		BCE INC. CONSOLIDATED

	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2024	Dec. 31, 2023
Total Current Assets	809	772	10,743	10,472	691	646	(4,343)	(3,992)	7,900	7,898
Total Non-current Assets	23,371	23,307	58,282	57,655	21	21	(17,007)	(16,941)	64,667	64,042
Total Current Liabilities	3,820	3,521	13,449	12,496	81	81	(4,344)	(3,991)	13,006	12,107
Total Non-current Liabilities	312	329	38,309	38,378	—	—	568	569	39,189	39,276
(1) The summary financial information is prepared in accordance with International Financial Reporting Standards (IFRS) and is in accordance with generally accepted accounting principles issued by the Canadian Accounting Standards Board for publicly-accountable enterprises.
(2) This column accounts for investments in all subsidiaries of BCE Inc. under the equity method.
(3) This column accounts for investments in all subsidiaries of BCE Inc. (other than Bell Canada) on a consolidated basis.
(4) This column includes the necessary amounts to eliminate the intercompany balances between BCE Inc., Bell Canada and other subsidiaries and other adjustments to arrive at the information for BCE Inc. on a consolidated basis.